FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of March , 2013
Commission File Number: 001-15002

ICICI Bank Limited
(Translation of registrant’s name into English)

ICICI Bank Towers,
Bandra-Kurla Complex
Mumbai, India 400 051
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐	No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐	No ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934:

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b): Not Applicable

Table of Contents

Item

1.	Letter dated March 14, 2013

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

For ICICI Bank Limited
Date:	March 14, 2013	By:	/s/ Shanthi Venkatesan
			Name :	Shanthi Venkatesan
			Title :	Deputy General Manager

March 14, 2013

The United States
Securities and Exchange Commission
Washington D. C. 20549
United States of America

Attn.: Filing Desk

Dear Sirs

Ref: Clarification on Media Report

IBN ICICI Bank Limited (the ‘Company’) Report on Form 6-K

On behalf of the Company, I am enclosing for filing, one manually executed copy of the Company’s Report on Form 6 K dated March 14, 2013 with regards to clarification on media report. ICICI Bank Limited (NYSE: IBN) refers to the allegations that have appeared in the media of statutory and regulatory violations (including of anti-money laundering regulations) by ICICI Bank and certain other Indian banks. ICICI Bank and its subsidiaries conduct their business with the highest level of compliance to legal and regulatory requirements. All employees are trained and required to adhere strictly to the Group Code of Conduct, including anti-money laundering and know-your-customer norms. We have demonstrated our commitment to this by following a zero tolerance policy towards any violation.

We are deeply concerned with the media reports. We want to assure our customers and all stakeholders that we are committed towards adherence to the high standards of business conduct, which is expected of us. We have constituted a high level inquiry committee to investigate into the matter and submit its findings in two weeks.

Please take the above information on record.

Yours  faithfully
For ICICI Bank Limited

Shanthi Venkatesan
Deputy General Manager